UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULES 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

Dated August 01, 2024

Commission File Number: 001-10086

VODAFONE GROUP
PUBLIC LIMITED COMPANY
(Translation of registrant’s name into English)

VODAFONE HOUSE, THE CONNECTION, NEWBURY, BERKSHIRE, RG14 2FN, ENGLAND
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ✓ Form 40-F _

This Report on Form 6-K contains a Stock Exchange Announcement dated 01 August 2024 entitled ‘Block listing Interim Review’.

BLOCK LISTING SIX MONTHLY RETURN

Date: 1 August 2024

Name of applicant:		VODAFONE GROUP PLC
Name of scheme:		2008 Sharesave Option Scheme
Period of return:	From:	1 February 2024	To:	31 July 2024
Balance of unallotted securities under scheme(s) from previous return:		681,004
Plus: The amount by which the block scheme(s) has been increased since the date of the last return (if any increase has been applied for):		NIL
Less: Number of securities issued/allotted under scheme(s) during period (see LR3.5.7G):		NIL
Equals: Balance under scheme(s) not yet issued/allotted at end of period:		681,004

Name of contact:	Taneth Washington
Telephone number of contact:	+44 (0) 7584 467 432

BLOCK LISTING SIX MONTHLY RETURN

Date: 1 August 2024

Name of applicant:		VODAFONE GROUP PLC
Name of scheme:		Vodafone Share Incentive Plan
Period of return:	From:	1 February 2024	To:	31 July 2024
Balance of unallotted securities under scheme(s) from previous return:		934,013
Plus: The amount by which the block scheme(s) has been increased since the date of the last return (if any increase has been applied for):		NIL
Less: Number of securities issued/allotted under scheme(s) during period (see LR3.5.7G):		NIL
Equals: Balance under scheme(s) not yet issued/allotted at end of period:		934,013

Name of contact:	Taneth Washington
Telephone number of contact:	+44 (0) 7584 467 432

 BLOCK LISTING SIX MONTHLY RETURN

Date: 1 August 2024

Name of applicant:		VODAFONE GROUP PLC
Name of scheme:		The Vodafone Global Incentive Plan
Period of return:	From:	1 February 2024	To:	31 July 2024
Balance of unallotted securities under scheme(s) from previous return:		11,673,940
Plus: The amount by which the block scheme(s) has been increased since the date of the last return (if any increase has been applied for):		NIL
Less: Number of securities issued/allotted under scheme(s) during period (see LR3.5.7G):		381,690
Equals: Balance under scheme(s) not yet issued/allotted at end of period:		11,292,250

Name of contact:	Taneth Washington
Telephone number of contact:	+44 (0) 7584 467 432

BLOCK LISTING SIX MONTHLY RETURN

Date: 1 August 2024

Name of applicant:		VODAFONE GROUP PLC
Name of scheme:		The Vodafone AirTouch 1999 Exchange Programme
Period of return:	From:	1 February 2024	To:	31 July 2024
Balance of unallotted securities under scheme(s) from previous return:		40,343
Plus: The amount by which the block scheme(s) has been increased since the date of the last return (if any increase has been applied for):		NIL
Less: Number of securities issued/allotted under scheme(s) during period (see LR3.5.7G):		130
Equals: Balance under scheme(s) not yet issued/allotted at end of period:		40,213

Name of contact:	Taneth Washington
Telephone number of contact:	+44 (0) 7584 467 432

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

VODAFONE GROUP
PUBLIC LIMITED COMPANY
(Registrant)

Date: August 01, 2024	By: /s/ M D B
Name: Maaike de Bie
Title: Group General Counsel and Company Secretary